                           SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                      -------------

                                        FORM 11-K

                                      ANNUAL REPORT
                              PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934


                                       (Mark One):

               /X/  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 1998


                                       OR

               / /  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ______ to ______

                             Commission File Number 1-4085


                           POLAROID RETIREMENT SAVINGS PLAN
              -------------------------------------------------------------


                    (Full title of the plan; address is the same as
                             that of the issuer named below)




                                  POLAROID CORPORATION
                                  549 TECHNOLOGY SQUARE
                             CAMBRIDGE, MASSACHUSETTS  02139

              -------------------------------------------------------------

                (Name of issuer of securities held pursuant to the plan
                    and the address of its principal executive office)

                          POLAROID RETIREMENT SAVINGS PLAN

                INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES



                                                                        Page
                                                                        -----


Report of Independent Auditors........................................   F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits -
     as of December 31, 1998 and 1997.................................   F-2

Statements of Changes in Net Assets Available for Benefits -
     Years ended December 31, 1998 and 1997...........................   F-3

Notes to Financial Statements.........................................   F-4

SUPPLEMENTARY SCHEDULES

Item 27a - Form 5500:
         Schedule of Assets Held for Investment Purposes -
                 as of December 31, 1998..............................   F-18

Item 27d - Form 5500:
         Schedule of Reportable Transactions
                  Year ended December 31, 1998........................   F-21




                                 EXHIBIT INDEX


Exhibit 23      Consent of KPMG LLP.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                       POLAROID RETIREMENT SAVINGS PLAN
                       --------------------------------
                                (Name of plan)





June 28, 1998                      /S/   Judith G. Boynton
-------------                            -----------------
                                         Judith G. Boynton
                                         Chairman
                                         Fund Manager

                        POLAROID RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997


                    With Independent Auditors' Report Thereon

                          INDEPENDENT AUDITORS' REPORT



The Board of Trustees
Polaroid Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Polaroid Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in the net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 11, 1999

                       POLAROID RETIREMENT SAVINGS PLAN


               Statements of Net Assets Available for Benefits


                          December 31, 1998 and 1997


             ASSETS                                   1998                1997
                                                      ----                ----
Investments (note 4)                          $    824,836,887          955,999,600
Temporary cash investments                              52,905            2,122,137
                                              ----------------          -----------
                                                   824,889,792          958,121,737
                                              ----------------          -----------
                                              ----------------          -----------
Receivables:
    Accrued interest and dividends                   1,649,210            1,303,502
    Due from investments sold                           61,581              268,849
                                              ----------------          -----------

                  Total receivables                  1,710,791            1,572,351
                                              ----------------          -----------

                  Total assets                     826,600,583          959,694,088
                                              ----------------          -----------
                     LIABILITIES

Administrative fees payable                            176,963              162,002
Income distribution payable                            741,641              308,915
                                              ----------------          -----------
                 Total liabilities                     918,604              470,917
                                              ----------------          -----------
                                              ----------------          -----------
Net assets available for benefits             $    825,681,979          959,223,171
                                              ----------------          -----------
                                              ----------------          -----------


See accompanying notes to financial statements.

                       POLAROID RETIREMENT SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 1998 and 1997


                                                                                       1998                1997
                                                                                       ----                ----
Additions to net assets attributed to:
    Contributions:
       Employers' contributions                                                $     24,228,792                 --
       Employees' 401(k) contributions                                               18,685,948           16,277,982
       Employees' voluntary contributions                                               718,266              572,510
       Rollover contributions                                                         1,118,193              657,291
                                                                               ----------------          -----------
                  Total contributions                                                44,751,199           17,507,783
                                                                               ----------------          -----------

    Investment income:
       Dividends                                                                     33,304,596           25,117,412
       Interest                                                                       8,731,025            8,906,959
       Net (depreciation) appreciation in fair market value of
          investments (note 4)                                                     (128,013,392)         114,476,177
                                                                               ----------------          -----------

                  Total investment (loss) income                                    (85,977,771)         148,500,548
                                                                               ----------------          -----------

    Transfer from other plan (note 1)                                                      --            302,029,729
                                                                               ----------------          -----------

                  Total (deductions) additions                                      (41,226,572)         468,038,060
                                                                               ----------------          -----------

Deductions from net assets attributed to:
    Benefit payments                                                                 91,335,660           47,840,917
    Administrative fees                                                                 978,960              891,947
                                                                               ----------------          -----------

                  Total deductions                                                   92,314,620           48,732,864
                                                                               ----------------          -----------

                  Net (decrease) increase in net assets                            (133,541,192)         419,305,196

Net assets available for benefits:
    Beginning of year                                                               959,223,171          539,917,975
                                                                               ----------------          -----------
    End of year                                                                $    825,681,979          959,223,171
                                                                               ----------------          -----------
                                                                               ----------------          -----------



See accompanying notes to financial statements.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)    PLAN DESCRIPTION

              The Polaroid Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by Polaroid Corporation (the "Company") covering substantially all domestic employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets are held in safekeeping under a master trust contract with the Trustee, Boston Safe Deposit and Trust Company. Fidelity Investments serves as the Plan record keeper and as a sub-trustee of the Plan assets. State Street Bank serves as the custodian and also a sub-trustee of the shares of Polaroid Corporation common stock held in the Polaroid ESOP Stock Fund and the Polaroid Common Stock Fund. The investment advisors for the Plan are Fidelity Investments, Merganser Capital Management Corporation, and Mellon Bank, N.A.

              Effective December 1, 1997, the Polaroid Employee Stock Equity Plan (the "ESOP") was merged with the Polaroid Profit Sharing Retirement Plan. In connection with the merger, the Polaroid Profit Sharing Retirement Plan was renamed the Polaroid Retirement Savings Plan. As required by the Plan, the ESOP account is separately maintained. The assets are currently maintained in the Polaroid ESOP Stock Fund.

              The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    EMPLOYER CONTRIBUTIONS

              Beginning on January 1, 1998, the Company contributed for each plan participant an amount equal to 3% of their annual compensation consisting of regular and overtime wages. These contributions are invested according to each participant's investment instructions. Until the investment instructions have been established by the participant, these funds will be allocated into the Merganser Money Market Fund and the Fidelity Retirement Money Market Portfolio in approximately equal portions. For purposes of calculating these contributions, compensation will be subject to limitations established by the Internal Revenue Service.

              Also, beginning on January 1, 1998, the Company contributed for each plan participant, an amount equal to 5% of their annual compensation consisting of regular and overtime wages. These contributions are automatically invested in participant balances of the Polaroid ESOP Stock Fund. For purposes of calculating these contributions, compensation will be subject to limitations established by the Internal Revenue Service.


       (b)    EMPLOYEE 401(k) CONTRIBUTIONS

              Employees may make elective pre-tax contributions of up to 14 percent of their pre-tax compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $160,000.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       (c)    EMPLOYEE VOLUNTARY CONTRIBUTIONS

              Employees may voluntarily elect to make after-tax contributions of up to 10 percent of their compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $160,000.

       (d)    PARTICIPATION AND VESTING

              Employees become participants upon their first day of employment and are 100 percent vested in their accounts at all times.

       (e)    BENEFITS

              Participants with account balances over $3,500 can elect to have benefits paid in the form of a life annuity, a lump sum cash payment, periodic installments, or stock for the stock portion of the payment. Participants with accounts balances of $3,500 or less, will receive their benefits in the form of a lump sum cash payment.

       (f)    ADMINISTRATIVE EXPENSES

              Administrative expenses are paid by the Plan unless the Company elects to pay them. In 1998 and 1997, this election was not made.

       (g)    PARTICIPANT LOANS

              Active employees of the Company who participate in the Plan are eligible to take a loan from their account balance. Participants may borrow up to 50% of their account balance, subject to a $1,000 minimum and $50,000 maximum loan amount. Loan balances are repaid through after-tax payroll deductions and interest is charged on outstanding loan balances at a rate of prime plus 1% (8.75% - 9.5% in 1998 and 9.25% - 9.5% in 1997).

       (h)    RELATED PARTY TRANSACTIONS

              Certain Plan investments are shares of funds managed by Boston Safe Deposit and Trust Company or Fidelity Investments. Boston Safe Deposit and Trust Company is the trustee and Fidelity Investments is a sub-trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

       (i)    PARTICIPANT ACCOUNTS

              A separate account is established for each participant at the time of enrollment in the Plan. Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances. The participant's contribution is credited in accordance with the directions given by the participant in one or more of the following funds:


                                       5                             (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



              MERGANSER MONEY MARKET FUND

              The Fund's goal is to obtain the highest level of current income possible, consistent with the preservation of capital and a stable share price. The Fund invests in the highest quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, certificates of deposit, and U.S. government obligations.

              FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

              The Fund strives to provide current income while maintaining a stable investment value. It invests in high quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, U.S. government obligations and certificates of deposit.

              MERGANSER CONSERVATIVE BOND FUND

              The Fund's goal is to earn returns that exceed inflation over a market cycle with a low variability of returns and low risk of principal loss. The Fund will maintain an average maturity of less than three years and will invest in a diversified selection of fixed-income securities of investment grade quality. The Fund was formerly known as the Stable Income Fund.

              FIDELITY INVESTMENT GRADE BOND FUND

              The Fund seeks a rate of current income consistent with reasonable risk. It invests in a broad array of fixed-income obligations that are primarily "investment grade" and of any maturity. "Investment grade" refers to bonds rated with medium to high quality.

              MELLON/MERGANSER BALANCED FUND

              The Fund is designed to provide long-term growth through interest and dividend income, plus appreciation from stocks. The Fund invests approximately 50% of its assets in a S&P 500-Registered Trademark- index, and 50% in high quality bonds.

              FIDELITY GROWTH & INCOME PORTFOLIO

              The Fund seeks to provide long-term growth, current income, and growth of income consistent with reasonable risk through investment in mostly equity securities, from both the U.S. and abroad, that offer growth of earnings while paying current dividends.

              FIDELITY PURITAN-Registered Trademark- Fund

              The goal of the Fund is to provide as much income as possible while preserving the value of the investments. The Fund invests in high yielding U.S. and foreign securities, including those in emerging markets which may involve additional risks, common and preferred stocks as well as bonds of any quality or maturity.

              MELLON COMMON STOCK FUND

              The Fund is designed to provide long-term growth of capital through investment in companies that comprise the S&P 500-Registered Trademark-.


                                       6                             (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



              FIDELITY BLUE CHIP GROWTH FUND

              The Fund seeks growth through investment in common stocks of well-known, established growth companies that are generally considered industry leaders.

              FIDELITY CONTRAFUND

              The Fund is considered an aggressive growth fund and seeks to achieve its objective of long-term capital growth by investing primarily in common stocks from companies both in the U.S. and abroad, which the Fund's manager believes are undervalued or out of favor.

              FIDELITY MAGELLAN-Registered Trademark- Fund

              As an aggressive growth fund, the Fund attempts to achieve long-term capital growth through investment primarily in common and preferred stocks of all types of companies in the U.S. and abroad. The Fund is limited to investing 20% of its holdings in bonds, with latitude as to any quality level.

              FIDELITY INTERNATIONAL GROWTH & INCOME FUND

              The Fund seeks both capital growth and current income through investment in companies who mostly operate outside the United States.

              FIDELITY OVERSEAS FUND

              The Fund seeks capital growth through investment in common stock, convertible securities, and debt instruments of companies that have their principal business activity outside of the United States.

              MELLON ASSET MANAGED FUND

              The Fund strives for long-term growth through investments in stocks, bonds, and money market investments.

              MELLON CAP GTAA FUND

              The Fund became available to participants on August 1, 1998. The Fund's investment objective is to provide capital appreciation across global markets with reduced risk across the long-term.

              FIDELITY ASSET MANAGER-TM-

              The Fund is designed to provide a high total return with reduced risk over the long term. It is an aggressively managed asset allocation fund with holdings in domestic and foreign stocks, bonds, and short term investments.


                                       7                             (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



              POLAROID COMMON STOCK FUND

              The Fund was established December 1, 1997. The assets of the Fund are invested in Polaroid Corporation common stock. Participants who are 55 or over may transfer amounts from this Fund into other funds.

              POLAROID ESOP STOCK FUND

              The Fund holds shares of Polaroid Corporation common stock that have been allocated to participants from 1988 to present. For participants who are at least 55 years of age and have ten or more years of participation in the Polaroid Employee Stock Equity Plan, the Company will gradually move shares from a restricted category into an unrestricted category within the Fund. This transfer allows the participant to retain the stock or transfer the asset to other investment options.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on an accrual basis. Benefits payable at year-end are not required to be accrued, as they are considered to be a component of the net assets available for benefits.

       (b)    INVESTMENTS

              Investments are stated at fair market value. The fair market value of marketable securities is based on quotations obtained from national securities exchanges. Certain short-term obligations are valued at cost, which when combined with accrued interest receivable approximates fair market value. Participant loans are valued at cost which approximates fair market value.

              Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation or depreciation of investments includes both realized and unrealized gains and losses.

       (c)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.



                                       8                             (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(3)    FEDERAL INCOME TAX

       On September 12, 1995, the Internal Revenue Service (the "IRS") issued a Determination letter which stated that the Polaroid Profit Sharing Retirement Plan and its underlying trust qualify under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, is exempt from federal income taxes under Section 501(a) of the Code. On August 9, 1995, the IRS issued a Determination letter which stated that the Polaroid Employee Stock Equity Plan and its underlying trust qualify under Section 401(a) of the Code and therefore, is exempt from federal income taxes under Section 501(a) of the Code. As discussed in note 1, these plans merged on December 1, 1997. However, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.


(4)    INVESTMENTS

       The following table presents investments at fair market value. Investments that represent 5 percent or more of the Plan's net assets are separately identified:


                                                                                 1998                 1997
                                                                                 ----                 ----
           U.S. Government and Agency Obligations                     $         6,565,361            7,546,482
           Certificates of Deposit                                              4,193,978                   --
           Short-term Corporate Debt                                           35,177,462           37,571,155
           Long-term Corporate Debt                                            62,746,303           60,642,869
           Other Investments                                                    7,548,276            5,380,949
           Polaroid Corporation Common Stock                                  135,759,974          357,017,378
           Pooled Funds:
               Mellon Daily Opening Asset Allocation Fund                     114,223,542           96,440,549
               Mellon Daily Opening Stock Index Fund                           74,667,077           64,139,615
               Other pooled funds                                               8,015,896            5,051,992
           Mutual Funds:
               Fidelity Contrafund                                             63,964,680           56,504,983
               Fidelity Magellan-Registered Trademark- Fund                    43,746,491           33,763,471
               Fidelity Puritan-Registered Trademark- Fund                     38,145,141           37,545,028
               Fidelity Blue Chip Growth Fund                                  71,677,130           56,465,058
               Fidelity Growth & Income Portfolio                              68,429,194           56,251,466
               Other mutual funds                                              77,052,965           69,866,761
           Participants' loans                                                 12,923,417           11,811,844
                                                                      -------------------          -----------

                        Total investments                             $       824,836,887          955,999,600
                                                                      -------------------          -----------
                                                                      -------------------          -----------



                                       9                             (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       Net (depreciation) appreciation in fair market value of investments for the years ended December 31, 1998 and 1997, is as follows:


                                                                                 1998               1997
                                                                                 ----               ----
           U.S. Government and Agency Obligations                      $           (85,688)           124,591
           Short-term Corporate Debt                                               (48,073)            55,458
           Long-term Corporate Debt                                                322,809            451,857
           Other Investments                                                      (104,519)           102,940
           Polaroid Corporation Common Stock                                  (214,869,392)        45,168,981
           Pooled Funds                                                         37,492,232         33,065,913
           Mutual Funds                                                         49,279,239         35,506,437
                                                                       -------------------        -----------

                  Net (depreciation) appreciation of investments       $      (128,013,392)       114,476,177
                                                                       -------------------        -----------
                                                                       -------------------        -----------




                                       10                            (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(5)   UNIT AND SHARE VALUATION

      Participants' accounts in the Polaroid Common Stock Fund and the Polaroid ESOP Stock Fund are maintained by the "share accounting" concept. Participant assets in remaining funds are maintained on the "unit accounting" concept. Unit and share values and the total units and shares (in 000s) used in valuing participants' accounts for each quarter since December 31, 1997 are listed below.


                                     FIDELITY                            FIDELITY
                   MERGANSER        RETIREMENT         MERGANSER        INVESTMENT      MELLON/
                     MONEY             MONEY          CONSERVATIVE        GRADE        MERGANSER
                    MARKET            MARKET              BOND             BOND         BALANCED
                     FUND            PORTFOLIO            FUND             FUND           FUND
               -----------------  -----------------  ----------------  ------------  --------------
                          UNIT               UNIT              UNIT           UNIT            UNIT
 DATE          UNITS      VALUE    UNITS     VALUE    UNITS    VALUE   UNITS  VALUE   UNITS   VALUE
---------      ------    -------  --------   ------  -------  -------  ------ -----  ------- ------
12/31/97       51,570     $1.00    26,421    $1.00    3,703   $12.42   1,447  $7.28   2,267  $17.42

 3/31/98       50,819      1.00    27,016     1.00    3,549    12.61   1,856   7.30   2,256   18.89

 6/30/98       51,927      1.00    27,885     1.00    3,436    12.82   1,876   7.35   2,212   19.44

 9/30/98       57,133      1.00    28,584     1.00    3,356    13.15   2,006   7.49   2,122   18.74

12/31/98       60,096      1.00    28,790     1.00    3,288    13.29   2,075   7.39   2,054   20.90


                                                                     FIDELITY
                   FIDELITY                          MELLON            BLUE
                   GROWTH &         FIDELITY         COMMON            CHIP
                   INCOME           PURITAN          STOCK            GROWTH
                  PORTFOLIO          FUND            FUND              FUND
                --------------   --------------   --------------   --------------
                        UNIT              UNIT            UNIT              UNIT
  DATE          UNITS   VALUE    UNITS   VALUE    UNITS   VALUE    UNITS   VALUE
---------       -----   ------   -----  -------   -----   ------   ------  ------
12/31/97        1,476   $38.10   1,937   $19.38   1,995   $21.80   1,431   $39.46

 3/31/98        1,526    42.84   1,953    20.78   2,045    24.78   1,419    44.98

 6/30/98        1,541    44.01   1,900    21.14   2,011    25.59   1,404    46.88

 9/30/98        1,511    38.62   1,939    18.13   1,970    23.08   1,457    40.85

12/31/98        1,494    45.84   1,901    20.07   1,855    28.04   1,422    50.39



                                      FIDELITY
                                    INTERNATIONAL                 MELLON                   POLAROID      POLAROID        MELLON
            FIDELITY     FIDELITY     GROWTH &      FIDELITY       ASSET       FIDELITY     COMMON         ESOP           CAP
           CONTRAFUND    MAGELLAN      INCOME       OVERSEAS      MANAGED       ASSET       STOCK         STOCK           GTAA
              FUND         FUND         FUND          FUND         FUND        MANAGER       FUND          FUND           FUND
          ------------ ------------- ------------ ------------ ------------- ----------- ------------- ------------- --------------
                 UNIT          UNIT          UNIT        UNIT          UNIT         UNIT        SHARE         SHARE          UNIT
 DATE     UNITS VALUE  UNITS  VALUE  UNITS  VALUE UNITS VALUE  UNITS  VALUE  UNITS VALUE SHARES VALUE  SHARES VALUE  SHARES  VALUE
--------  ----- ------ ----- ------- ----- ------ ----- ------ ------ ------ ----- ----- ------ ------ ------ ------ ------ -------
12/31/97  1,212 $46.63  354  $ 95.27  322  $19.70  326  $32.54 4,949  $19.67  870  $18.35  277  $48.68  7,056 $48.68   --   $    --

 3/31/98  1,137  52.28  355   108.81  297   22.09  332   37.09 4,939   21.65  865   19.59  266   44.00  6,857  44.00   --        --

 6/30/98  1,117  54.61  362   109.63  298   22.52  331   37.70 4,861   22.54  840   19.54  268   35.56  6,840  35.56   --        --

 9/30/98  1,095  49.51  357    97.52  290   18.60  311   31.14 4,742   21.47  809   18.24  349   24.56  6,814  24.56    2    101.14

12/31/98  1,126  56.79  362   120.82  287   20.91  305   35.98 4,686   24.56  916   17.39  428   18.69  6,837  18.69    2    114.57



                                       11                            (Continued)

(6)    FORM 5500 RECONCILIATION

       Under generally accepted accounting principles, benefits payable to participants represent a component of net assets available for benefits and not a liability of the Plan. Benefits payable to participants are, however, recorded as a liability of the Plan for Form 5500 filing purposes. A reconciliation of net assets available for benefits as of December 31, 1998 and 1997, presented in accordance with generally accepted accounting principles, as reflected in the accompanying financial statements and Form 5500, is as follows:

                                                               NET ASSETS AVAILABLE      NET ASSETS AVAILABLE
                                                                   FOR BENEFITS              FOR BENEFITS
                                                                 DECEMBER 31, 1998         DECEMBER 31, 1997
                                                               --------------------      --------------------

       Per accompanying financial statements                   $        825,681,979              959,223,171
       ESOP stock fund dividends payable at year end                             --               (2,116,860)
                                                                  -----------------         ----------------


                    Per Form 5500                              $        825,681,979              957,106,311
                                                                  -----------------         ----------------
                                                                  -----------------         ----------------


                                                                                         DECREASE IN NET ASSETS
                                                                                         AVAILABLE FOR BENEFITS
                                                                                           FOR THE YEAR ENDED
                                                                                            DECEMBER 31, 1998
                                                                                         ----------------------

       Per accompanying financial statements                                            $        133,541,192
       Less:  ESOP stock fund dividends payable at December 31, 1997                              (2,116,860)
                                                                                            ----------------

                    Per Form 5500                                                       $        131,424,332
                                                                                            ----------------
                                                                                            ----------------


(7)    PLAN TERMINATION

       Although it has expressed no intent to do so, the Company has the right under the Plan to terminate the Plan. If the Plan were terminated, all participants would remain 100 percent vested in their accounts. Upon termination of the Plan, all accounts would be distributed to the participants or their beneficiaries.


(8)    PLAN AMENDMENTS

       The Plan may be amended at any time by the Company. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage on that account. In addition, notices of all amendments shall be given in writing to each participant, or beneficiary of deceased participants of the Plan.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(9)  NET ASSETS AVAILABLE FOR BENEFITS BY FUND AS OF DECEMBER 31, 1998

                                                             FIDELITY                      FIDELITY
                                             MERGANSER      RETIREMENT     MERGANSER      INVESTMENT        MELLON/
                                            MONEY MARKET   MONEY MARKET   CONSERVATIVE      GRADE          MERGANSER
                                                FUND        PORTFOLIO      BOND FUND      BOND FUND      BALANCED FUND
                                            ----------     ----------     ----------     ----------        ----------
Assets:
    Investments                             59,995,665     28,792,722     43,154,611     15,337,689        42,530,713
    Temporary cash investments                    --             --             --             --                --
                                            ----------     ----------     ----------     ----------        ----------
         Total investments                  59,995,665     28,792,722     43,154,611     15,337,689        42,530,713
                                            ----------     ----------     ----------     ----------        ----------
    Receivables
        Accrued interest and dividends         793,099           --          473,139           --             382,972
        Due from investments sold                 --             --           55,300           --               6,281
                                            ----------     ----------     ----------     ----------        ----------
         Total receivables                     793,099           --          528,439           --             389,253
                                            ----------     ----------     ----------     ----------        ----------
         Total assets                       60,788,764     28,792,722     43,683,050     15,337,689        42,919,966
                                            ----------     ----------     ----------     ----------        ----------
Liabilities:

    Administrative fees payable                   --             --           (8,851)          --                --
    Income distribution payable                693,167          2,391           --             --                --
                                            ----------     ----------     ----------     ----------        ----------
         Total liabilities                     693,167          2,391         (8,851)          --                --
                                            ----------     ----------     ----------     ----------        ----------
         Net assets available for benefits  60,095,597     28,790,331     43,691,901     15,337,689        42,919,966
                                            ----------     ----------     ----------     ----------        ----------
                                            ----------     ----------     ----------     ----------        ----------


                                              FIDELITY                                     FIDELITY
                                              GROWTH &       FIDELITY        MELLON       BLUE CHIP        FIDELITY
                                               INCOME        PURITAN         COMMON         GROWTH        CONTRAFUND
                                             PORTFOLIO         FUND        STOCK FUND        FUND            FUND
                                            ----------     ----------     ----------     ----------        ----------
Assets:
    Investments                             68,429,194     38,145,141     52,040,972     71,677,130        63,964,680
    Temporary cash investments                    --             --             --             --                --
                                            ----------     ----------     ----------     ----------        ----------
         Total investments                  68,429,194     38,145,141     52,040,972     71,677,130        63,964,680
                                            ----------     ----------     ----------     ----------        ----------
    Receivables
        Accrued interest and dividends            --             --             --             --                --
        Due from investments sold                 --             --             --             --                --
                                            ----------     ----------     ----------     ----------        ----------
         Total receivables                        --             --             --             --                --
                                            ----------     ----------     ----------     ----------        ----------
         Total assets                       68,429,194     38,145,141     52,040,972     71,677,130        63,964,680
                                            ----------     ----------     ----------     ----------        ----------
Liabilities:

    Administrative fees payable                   --             --           17,605           --                --
    Income distribution payable                   --             --             --             --                --
                                            ----------     ----------     ----------     ----------        ----------
         Total liabilities                        --             --           17,605           --                --
                                            ----------     ----------     ----------     ----------        ----------
         Net assets available for benefits  68,429,194     38,145,141     52,023,367     71,677,130        63,964,680
                                            ----------     ----------     ----------     ----------        ----------
                                            ----------     ----------     ----------     ----------        ----------

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(9) Net Assets Available for Benefits by Fund as of December 31, 1998,
(Continued)


                                                                   Fidelity
                                                 Fidelity         International     Fidelity           Mellon      Mellon Cap
                                                 Magellan          Growth &         Overseas        Asset Managed    GTAA
                                                  Fund            Income Fund        Fund              Fund         Fund
                                             ----------------    -------------   --------------    -------------- -----------
Assets:
    Investments                            $    43,746,491        6,001,133       10,991,821       115,242,223     173,711
    Temporary cash investments                        --               --               --                --          --
                                             ----------------    -------------   --------------    -------------- -----------
          Total investments                     43,746,491        6,001,133       10,991,821       115,242,223     173,711
                                             ----------------    -------------   --------------    -------------- -----------

    Receivables
        Accrued interest and dividends                --               --               --                --          --
        Due from investments sold                     --               --               --                --
                                             ----------------    -------------   --------------    -------------- -----------
          Total receivables                           --               --               --                --          --
                                             ----------------    -------------   --------------    -------------- -----------

          Total assets                          43,746,491        6,001,133       10,991,821       115,242,223     173,711
                                             ----------------    -------------   --------------    -------------- -----------

Liabilities:
    Administrative fees payable                       --               --               --             168,209        --
    Income distribution payable                       --               --               --                --          --
                                             ----------------    -------------   --------------    -------------- -----------
          Total liabilities                           --               --               --             168,209        --
                                             ----------------    -------------   --------------    -------------- -----------

          Net assets available for benefits     43,746,491        6,001,133       10,991,821       115,074,014     173,711
                                             ----------------    -------------   --------------    -------------- -----------
                                             ----------------    -------------   --------------    -------------- -----------


                                                 Fidelity       Polaroid       Polaroid
                                                   Asset      Common Stock    ESOP Stock        Participant
                                                  Manager         Fund           Fund            Loan Fund             Total
                                              --------------- ------------ ----------------- ----------------- --------------------
Assets:
    Investments                                 15,929,600    7,992,032       127,767,942        12,923,417           824,836,887
    Temporary cash investments                        --           --              52,905              --                  52,905
                                              --------------- ------------ ----------------- ----------------- --------------------
       Total investments                        15,929,600    7,992,032       127,820,847        12,923,417           824,889,792
                                              --------------- ------------ ----------------- ----------------- --------------------

    Receivables
     Accrued interest and dividends                   --           --                --                --               1,649,210
     Due from investments sold                        --           --                --                --                  61,581
                                              --------------- ------------ ----------------- ----------------- --------------------
       Total receivables                              --           --                --                --               1,710,791
                                              --------------- ------------ ----------------- ----------------- --------------------

       Total assets                              15,929,600    7,992,032       127,820,847        12,923,417           826,600,538
                                              --------------- ------------ ----------------- ----------------- --------------------

Liabilities:
    Administrative fees payable                       --           --                --                --                 176,963
    Income distribution payable                       --           --              46,083              --                 741,641
                                              --------------- ------------ ----------------- ----------------- --------------------
       Total liabilities                              --           --              46,083              --                 918,604
                                              --------------- ------------ ----------------- ----------------- --------------------

       Net assets available for benefits        15,929,600    7,992,032       127,774,764        12,923,417           825,681,979
                                              --------------- ------------ ----------------- ----------------- --------------------
                                              --------------- ------------ ----------------- ----------------- --------------------


                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(9) Changes in Net Assets Available for Benefits by Fund for the Year Ended December 31, 1998

                                                                        Fidelity                      Fidelity
                                                      Merganser        Retirement     Merganser      Investment         Mellon/
                                                      Money Market    Money Market   Conservative      Grade           Merganser
                                                        Fund           Portfolio      Bond Fund      Bond Fund        Balanced Fund
                                                   ---------------   -------------- -------------- --------------   ----------------
Additions to net assets attributed to:
    Contributions:
       Employer's contributions                   $   1,289,835        1,040,671        401,123        129,497            354,032
       Employees' 401 (k) contributions               1,006,475          723,367        679,391        350,490            764,441
       Employees' voluntary contributions               124,461           36,997         78,839         12,204             46,560
       Rollover contributions                            47,717           36,804         65,232         27,052             10,344
                                                   ---------------   -------------- -------------- --------------   ----------------
            Total contributions                       2,468,488        1,837,839      1,224,585        519,243          1,175,377

    Investment income:
       Dividends                                           --          1,456,207                       851,527            379,195
       Interest                                       3,335,374             --        2,949,725           --            1,302,210
       Net appreciation (depreciation) in
          fair market value of investments             (145,680)           3,973        136,601        173,348          5,870,942
                                                   ---------------   -------------- -------------- --------------   ----------------
            Total investment income (loss)            3,189,694        1,460,180      3,086,326      1,024,875          7,552,347
                                                   ---------------   -------------- -------------- --------------   ----------------

            Total (deductions) additions              5,658,182        3,298,019      4,310,911      1,544,118          8,727,724
                                                   ---------------   -------------- -------------- --------------   ----------------

Deductions from net assets attributed to:
    Benefit payments                                  6,863,994        5,059,077      6,355,685      1,911,587          3,428,415
    Administrative fees                                 160,287           15,471         97,376          5,513             57,982
                                                   ---------------   -------------- -------------- --------------   ----------------
            Total deductions                          7,024,281        5,074,548      6,453,061      1,917,100          3,486,397
                                                   ---------------   -------------- -------------- --------------   ----------------

Net increase (decrease) before
    interfund transfers                              (1,366,099)      (1,776,529)    (2,142,150)      (372,982)         5,241,327

    Loans issued                                       (739,660)        (429,036)      (439,215)       (75,512)          (486,843)
    Loans repaid                                        941,339          599,312        388,016         97,001            320,295
    Exchange in                                      60,474,218       30,909,308      4,568,264     11,215,549          2,096,202
    Exchange out                                    (50,783,918)     (26,933,290)    (4,671,859)    (6,063,205)        (3,736,006)
                                                   ---------------   -------------- -------------- --------------   ----------------

            Net transfers                             9,891,979        4,146,294       (154,794)     5,173,833         (1,806,352)
                                                   ---------------   -------------- -------------- --------------   ----------------

Net increase (decrease)                               8,525,880        2,369,765     (2,296,944)     4,800,851          3,434,975

Net assets available for benefits:
    Beginning of year                                51,569,717       26,420,566     45,988,845     10,536,838         39,484,991
                                                   ---------------   -------------- -------------- --------------   ----------------

    End of year                                   $  60,095,597       28,790,331     43,691,901     15,337,689         42,919,966
                                                   ---------------   -------------- -------------- --------------   ----------------
                                                   ---------------   -------------- -------------- --------------   ----------------


                                                       Fidelity                                     Fidelity
                                                       Growth &       Fidelity         Mellon       Blue Chip       Fidelity
                                                        Income        Puritan          Common        Growth        Contrafund
                                                      Portfolio         Fund         Stock Fund       Fund            Fund
                                                    -------------- --------------   ------------- -------------  --------------
Additions to net assets attributed to:
    Contributions:
       Employer's contributions                         889,828        446,961         596,780        964,675         834,183
       Employees' 401 (k) contributions               2,395,132      1,205,939       1,393,622      2,496,365       2,384,707
       Employees' voluntary contributions                60,943         48,118          43,412         63,427          46,968
       Rollover contributions                           236,987         71,709          33,252        255,463         121,280
                                                    -------------- --------------   -------------  -------------  --------------
            Total contributions                       3,582,890      1,772,727       2,067,066      3,779,930       3,387,138

    Investment income:
       Dividends                                      3,763,574      4,126,238         801,442      3,274,573       5,424,756
       Interest                                              --             --          23,992             --              --
       Net appreciation (depreciation) in
          fair market value of investments           11,732,084      1,647,565      11,293,090     15,683,156      10,277,709
                                                    -------------- ------------------------------  -------------  --------------
            Total investment income (loss)           15,495,658      5,773,803      12,118,524     18,957,729      15,702,465
                                                    -------------- --------------   -------------  -------------  --------------

            Total (deductions) additions             19,078,548      7,546,530      14,185,590     22,737,659      19,089,603
                                                    -------------- --------------   -------------  -------------  --------------

Deductions from net assets attributed to:
    Benefit payments                                  7,692,622      4,098,074       4,574,204      5,422,383       4,453,821
    Administrative fees                                  20,128          8,002          23,140          8,022           2,547
                                                    -------------- --------------   -------------  -------------  --------------
            Total deductions                          7,712,750      4,106,076       4,597,344      5,430,405       4,456,368
                                                    -------------- --------------   -------------  -------------  --------------

Net increase (decrease) before
    interfund transfers                              11,365,798      3,440,454       9,588,246     17,307,254      14,633,235

    Loans issued                                       (766,581)      (316,726)       (465,971)      (794,533)       (628,413)
    Loans repaid                                        663,319        326,643         399,478        722,599         603,903
    Exchange in                                      17,181,793      5,815,849       8,400,079     10,102,656      29,610,411
    Exchange out                                    (16,266,601)    (8,666,107)     (9,384,902)   (12,125,904)    (36,759,439)
                                                    -------------  --------------   -------------  -------------  --------------

            Net transfers                               811,930     (2,840,341)     (1,051,316)    (2,095,182)     (7,173,538)
                                                    -------------  --------------   -------------  -------------  --------------

Net increase (decrease)                              12,177,728        600,113       8,536,930     15,212,072       7,459,697

Net assets available for benefits:
    Beginning of year                                56,251,466     37,545,028      43,486,437     56,465,058      56,504,983
                                                    -------------- --------------   -------------  -------------  --------------

    End of year                                      68,429,194     38,145,141      52,023,367     71,677,130      63,964,680
                                                    -------------- --------------   -------------  -------------  --------------
                                                    -------------- --------------   -------------  -------------  --------------

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(9) Changes in Net Assets Available for Benefits by Fund for the Year Ended December 31, 1998, (Continued)

                                                                 Fidelity
                                                  Fidelity     International   Fidelity        Mellon         Mellon
                                                  Magellan       Growth &      Overseas     Asset Managed      GTAA
                                                    Fund        Income Fund      Fund           Fund           Fund
                                               -------------- -------------- ------------- --------------- -------------
Additions to net assets attributed to:
    Contributions:
       Employer's contributions              $     673,792        133,933       226,345         877,553         2,354
       Employees' 401 (k) contributions          1,657,637        348,019       607,908       2,113,771         4,641
       Employees' Voluntary contributions           36,449         11,393        12,719          74,689           160
       Rollover contributions                       93,696         33,091        19,530          65,228          --
                                               -------------- -------------- ------------- --------------- -------------
            Total contributions                  2,461,574        526,436       866,502       3,131,241         7,155

    Investment income:
       Dividends                                 2,077,200        246,576       216,766       3,463,698         2,854
       Interest                                       --             --            --            40,929          --
       Net appreciation (depreciation) in
          fair market value of investments       9,025,592        298,689     1,047,390      20,404,970         6,353
                                               -------------- -------------- ------------- --------------- -------------
            Total investment income (loss)      11,102,792        545,265     1,264,156      23,909,597         9,207
                                               -------------- -------------- ------------- --------------- -------------

            Total (deductions) additions        13,564,366      1,071,701     2,130,658      27,040,838        16,362
                                               -------------- -------------- ------------- --------------- -------------

Deductions from net assets attributed to:
    Benefit payments                             3,788,591        654,320     1,109,813       9,108,764           478
    Administrative fees                              1,854             34            87         569,285          --
                                               -------------- -------------- ------------- --------------- -------------
            Total deductions                     3,790,445        654,354     1,109,900       9,678,049           478
                                               -------------- -------------- ------------- --------------- -------------

Net increase (decrease) before
    interfund transfers                          9,773,921        417,347     1,020,758      17,362,789        15,884

    Loans issued                                  (584,514)       (71,484)     (174,919)     (1,025,371)       (3,702)
    Loans repaid                                   535,930         65,815       149,324         731,284           695
    Exchange in                                 16,721,460        944,076     6,886,322      11,234,074       321,919
    Exchange out                               (16,463,777)    (1,695,212)   (7,495,982)    (10,573,817)     (161,085)
                                               -------------- -------------- ------------- --------------- -------------

            Net transfers                          209,099       (756,805)     (635,255)        366,170       157,827
                                              --------------- -------------- ------------- --------------- -------------

Net increase (decrease)                          9,983,020       (339,458)      385,503      17,728,959       173,711

Net assets available for benefits:
    Beginning of year                           33,763,471      6,340,591    10,606,318      97,345,055          --
                                               -------------- -------------- ------------- --------------- -------------

    End of year                              $  43,746,491      6,001,133    10,991,821     115,074,014       173,711
                                               -------------- -------------- ------------- --------------- -------------
                                               -------------- -------------- ------------- --------------- -------------


                                                               Polaroid
                                                Fidelity        Common         Polaroid
                                                  Asset          Stock        ESOP Stock       Participant
                                                 Manager         Fund            Fund           Loan Fund           Total
                                              -------------  ------------- ----------------   --------------   ---------------
Additions to net assets attributed to:
    Contributions:
       Employer's contributions                  211,282         12,945       15,143,003             --          24,228,792
       Employees' 401 (k) contributions          526,783         27,260             --               --          18,685,948
       Employees' Voluntary contributions         19,388          1,539             --               --             718,266
       Rollover contributions                       --              808                                           1,118,193
                                              -------------  ------------- ----------------   --------------   ---------------
            Total contributions                  757,453         42,552       15,143,003             --          44,751,199

    Investment income:
       Dividends                               2,964,329        175,531        4,080,130             --          33,304,596
       Interest                                     --             --               --          1,078,795         8,731,025
       Net appreciation (depreciation) in
          fair market value of investments      (601,782)    (9,131,607)    (205,735,785)            --        (128,013,392)
                                              -------------  ------------- ----------------   --------------   ---------------
            Total investment income (loss)     2,362,547     (8,956,076)    (201,655,655)       1,078,795       (85,977,771)
                                              -------------  ------------- ----------------   --------------   ---------------

            Total (deductions) additions       3,120,000     (8,913,524)    (186,512,652)       1,078,795       (41,226,572)
                                              -------------  ------------- ----------------   --------------   ---------------

Deductions from net assets attributed to:
    Benefit payments                           1,700,902        668,668       23,957,681          486,581        91,335,660
    Administrative fees                            5,329            463            3,440             --             978,960
                                              -------------  ------------- ----------------   --------------   ---------------
            Total deductions                   1,706,231        669,131       23,961,121          486,581        92,314,620
                                              -------------  ------------- ----------------   --------------   ---------------

Net increase (decrease) before
    interfund transfers                        1,413,769     (9,582,655)    (210,473,773)         592,214      (133,541,192)

    Loans issued                                (149,324)       (52,007)        (112,489)       7,316,300              --
    Loans repaid                                 196,736         46,459            8,793       (6,796,941)             --
    Exchange in                                1,674,680      5,990,979           89,347             --         224,237,186
    Exchange out                              (3,168,709)    (1,879,362)      (7,408,011)            --        (224,237,186)
                                              -------------  ------------- ----------------   --------------   ---------------

            Net transfers                     (1,446,617)     4,106,069       (7,422,360)         519,359              --
                                              -------------  ------------- ----------------   --------------   ---------------

Net increase (decrease)                          (32,848)    (5,476,586)    (217,896,133)       1,111,573      (133,541,192)

Net assets available for benefits:
    Beginning of year                         15,962,448     13,468,618      345,670,897       11,811,844       959,223,171
                                              -------------  ------------- ----------------   --------------   ---------------

    End of year                               15,929,600      7,992,032      127,774,764       12,923,417       825,681,979
                                              -------------  ------------- ----------------   --------------   ---------------
                                              -------------  ------------- ----------------   --------------   ---------------

                                                                      SCHEDULE 1


                        POLAROID RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


          ISSUER                                     RATE      MATURITY        PAR/SHARES           COST           FAIR VALUE
          ------                                     ----      --------        ----------           ----           ----------
CERTIFICATE OF DEPOSIT
          ABN amro bk Chicago Instl CD              5.450%      1/13/99         1,534,000  $       1,533,871  $     1,533,871
          First National Bank MD Instl CD           6.050%     10/28/99         2,150,000          2,160,313        2,160,313
          Royal Bank CDA NY Instl CD                5.645%       3/9/99           500,000            499,794          499,794
                                                                                             ----------------   --------------

               Total Certificate of Deposit                                                        4,193,978        4,193,978
                                                                                             ----------------   --------------

U.S. GOVERNMENT AND
  AGENCY OBLIGATIONS:
          FHLMC Multiclass CTF 1339B                8.000%      6/15/99           696,365            699,635          699,635
          FHLMC  Group #16-1056                     9.250%       9/1/08             4,440              4,326            4,704
          FHLMC  Group #18-3143                     7.000%       3/1/09           690,642            694,527          705,104
          FHLMC  Group #54-4327                     7.000%       5/1/06            36,388             37,480           37,384
          FHLMC  Group #85-0082                     9.000%      10/1/05           659,875            706,479          684,620
          FHLMC  Group #B7-0069                     8.000%       4/1/08           335,047            352,637          346,096
          FNMA    Pool   #0049622                   6.000%       7/1/14            92,245             94,090           91,914
          FNMA    Pool   #0062431                   7.500%       3/1/09           348,040            354,566          358,930
          FNMA    Pool   #0107048                   7.500%       8/1/04           152,283            157,523          156,113
          FNMA    Pool   #0173835                   6.500%      11/1/02             1,705              1,748            1,716
          GNMA    Pool   #0024840                   8.250%      5/15/08            36,045             33,950           37,705
          Guaranteed Expt Tr 93-C Cl A              5.200%     10/15/04           533,333            533,333          535,835
          Guaranteed ExptFr 94-F                    8.190%     12/15/04         1,575,561          1,627,505        1,695,280
          Resolution Tr Corp 92-15 Cl A1            6.730%      7/25/27           180,976            180,831          184,855
          US Treasury Notes                         5.250%      8/15/03           100,000          1,029,141        1,025,470
                                                                                             ----------------   --------------
               Total U.S. Government
                    and Agency Obligations                                                         6,507,771        6,565,361
                                                                                             ----------------   --------------


SHORT-TERM CORPORATE DEBT:
          General MTR Accept Corp BDS               5.625%      1/25/99           942,000            941,630          941,630
          AI Cr Corp Disc                                       1/11/99         1,000,000            998,361          998,361
          Associates Corp Nort Amer Nt              6.375%      8/15/99           575,000            578,042          578,042
          Banque Gen Du Lux Disc                                 1/7/99         3,000,000          2,997,225        2,997,225
          Bayeri Vereinsbk Disc                                 1/14/99           599,000            597,756          597,756
          CIT Group Hldgs Mtn Sr                    6.125%     11/15/99         2,000,000          1,998,240        2,019,864
          Capital Equip Rec Tr 96-1                 6.110%      7/15/99         2,143,315          2,144,248        2,144,341
          Central Ill Lt Co Disc                                1/25/99         1,300,000          1,295,147        1,295,147
          Central Ill Lt Co Disc                                1/26/99         1,000,000            996,111          996,111
          Chase Manhattan Bank Mtn                  5.875%       8/4/99           750,000            751,884          751,884
          Chemical Bkg Mtn Tr                                   1/25/99         3,000,000          2,999,354        2,999,354
          Ciesco L P Disc                                        1/6/99           750,000            749,417          749,417
          Coop Assn Trac A Disc                                 1/22/99         1,000,000            996,588          996,588

                                                                     (Continued)

                                                                      SCHEDULE 1


                        POLAROID RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


          ISSUER                                    RATE      MATURITY        PAR/SHARES           COST           FAIR VALUE
          ------                                    ----      --------        ----------           ----           ----------
          Coop Assn Trac B Disc                                  1/5/99         2,000,000          1,998,762        1,998,762
          General Elec Cap Disc                                 1/11/99           850,000            848,666          848,666
          General Elec Cap Disc                                 1/21/99           518,000            516,302          516,302
          General Motors Accept Mtn                 7.500%       8/5/99           450,000            454,189          454,189
          Goldman Sachs LP Disc                                  1/8/99         2,500,000          2,497,375        2,497,375
          Household Bk Fsb Mtn                      6.250%       4/1/99         1,300,000          1,301,838        1,301,838
          Household Fin Corp Mtn                    5.747%       3/8/99         1,000,000          1,000,457        1,000,457
          Idaho PWR Co Disc                                      1/7/99           900,000            899,012          899,012
          Idaho PWR Co Disc                                      1/8/99           700,000            699,224          699,224
          Key Bk N A Mtn Tr                         6.125%       2/3/99           600,000            600,224          600,224
          Norwest Finl Inc NT                       6.250%      3/15/99         1,400,000          1,402,417        1,402,417
          Premier Auto 97.2 NTS Cl A-2              6.010%      11/6/99           169,814            169,947          169,947
          Queensland Treas Disc                                 1/19/99         3,000,000          2,991,587        2,991,587
          Salomon Inc Nts                           5.500%      1/15/99           307,000            306,947          306,947
          Standard Credit Card                      5.500%       1/7/99         1,175,000          1,174,936        1,174,936
          Standard Cr CD Mstr Tr                    5.900%       2/7/99           250,000            249,859          249,859
                                                                                             ----------------   --------------
               Total Short-Term Corporate Debt                                                    35,155,745       35,177,462
                                                                                             ----------------   --------------


LONG-TERM CORPORATE DEBT:
          General Mtrs Accept Corp NTS              5.630%      2/25/00         2,000,000          1,964,140        2,005,000
          At&T Univ Card Master                     5.633%      6/18/01           650,000            649,391          649,391
          American Express Master CL A              6.600%      5/15/00         1,925,000          1,931,844        1,931,844
          Arcadia Audo Rec 97-B Cl A-4              6.700%      2/15/05         1,300,000          1,326,000        1,339,680
          Associated Corp MTN Sr 00877              7.580%      4/12/04         1,000,000          1,082,490        1,095,000
          Associated Corp MTN Sr 00085              8.625%     11/15/04         1,000,000          1,142,760        1,156,250
          Associated Corp MTN Sr 00119              8.180%      2/15/05         1,000,000          1,051,250        1,133,750
          Bear Stearns Co Inc Sr NTS                6.500%       7/5/00         2,500,000          2,495,450        2,531,250
          California Infrastructure                 6.010%      6/25/01         1,187,491          1,189,605        1,189,605
          Chase Manhattan Cr Cd                                 4/15/02           350,000            349,945          349,945
          Chase Cr Crd Master Tr 96-3Cla            7.090%      2/15/09         1,000,000            999,844        1,095,693
          Chevy Chase Auto Rec Tr 95-1              6.000%     12/15/01           236,878            236,804          237,053
          Chevy Chase Auto Rec 96-1 Cl              6.600%     12/15/02           570,659            571,016          575,098
          Deutsche Bk Finl Bk GTD                   7.500%      4/25/09         1,000,000          1,103,550        1,106,250
          Discover Card Master TR I Cl A            5.400%     11/16/01           864,583            864,190          864,190
          Fifth Third Bk Auto Tr 96A Cla            6.200%       9/1/01           445,942            446,430          447,641
          First Security TR 95-A Cl A               6.250%      1/15/01           157,772            157,698          157,849
          First Un Corp Sr NT                       8.000%     11/15/02         2,000,000          2,172,500        2,174,460
          Ford Motor Credit Co                      6.125%      4/28/03         1,000,000            998,090        1,026,250
          Ford Mtr Cr Mtn #TR 00613                 6.620%      2/27/06         1,000,000            949,850        1,050,000
          GE Home Equity Ln A/B CTF 91-1            7.200%      9/15/11            65,123             67,077           65,124
          General Elec Cap Corp Mtn                 7.750%       6/9/09         1,000,000          1,053,050        1,172,360


                                                                     (Continued)

                                                                      SCHEDULE 1


                        POLAROID RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


          ISSUER                                    RATE      MATURITY        PAR/SHARES           COST           FAIR VALUE
          ------                                    ----      --------        ----------           ----           ----------
          General Elec Cap Corp NT                  7.875%     11/22/04         1,000,000          1,118,230        1,125,000
          Heller Equip Asset 97-1 CL A-2            6.390%      5/25/05         1,200,610          1,209,427        1,210,479
          Household Affinity Cr Card Cla                        9/15/00           750,000            750,000          750,000
          Household Private CC II                   7.800%      9/20/03         1,672,222          1,684,530        1,684,530
          IBM CR Receivables                        6.550%      7/15/01           171,133            171,206          171,206
          Inter Amern Dev Bk                       12.250%     12/15/08         1,000,000          1,389,250        1,535,000
          Intl Lease Fin Cp MTN TR00181             8.150%      10/1/04         1,000,000          1,098,130        1,116,250
          International Lease Fin Corp              5.930%      6/15/01         1,500,000          1,496,145        1,518,750
          Lehman Bros Hldgs MTN 00256               6.375%     10/23/00         2,500,000          2,500,470        2,517,575
          Lehman Bros Hldgs MTN 00295               6.150%      3/15/00         1,000,000            999,790          998,750
          MBNA Master Cr Card Tr 1993-3             5.400%      9/15/00         1,032,500          1,031,871        1,031,871
          Merrill Lynch Mtg Invs Inc 89E            9.400%      9/15/09         1,416,220          1,487,505        1,478,579
          Merrill Lynch Mtg Invs 90F-A              9.650%      9/15/10           110,460            117,738          115,324
          Merrill Lynch MTG Ser 90 CL A             9.250%      1/15/11           412,503            414,058          414,059
          Mid-St Tr II Meg BCKD NY                  9.625%       4/1/03         1,800,000          1,936,800        1,916,586
          Mobil Oil Corp ESOP Tr Deb                9.170%      2/29/00           245,250            261,868          247,090
          Nationsbank Corp Sub Notes                7.750%      8/15/15           500,000            527,813          576,250
          Navistar Finl 95-A CL A-2                 6.550%     11/20/01           230,153            230,045          231,489
          Navistar Finl Asset 95-B CL A3            6.050%      4/15/02         2,345,221          2,350,629        2,350,629
          Old Kent Auto Rec Tr 95-A CL              6.200%      8/15/01           562,382            562,841          562,841
          Pemex Expt Grantor Tr Ser 95-A            7.660%      8/15/01         1,308,114          1,303,902        1,348,223
          Premier Auto Tr NY 96-2 CL A-3            6.350%       1/6/00           398,106            398,385          398,385
          Salomon Inc Nts                           7.000%      3/15/01         1,000,000          1,053,550        1,056,250
          Salomon Inc MTN # SR 00070                6.625%     11/30/00         2,500,000          2,499,500        2,546,874
          Sears CR Acct Master Tr 95-2              8.100%      6/15/04         2,425,000          2,532,754        2,496,200
          Sears Credit Acct                         6.250%      1/15/03         1,984,167          1,984,608        1,984,608
          Swiss Bank Corp NY Mtn #TR00012           7.375%      6/15/17         1,000,000          1,040,010        1,072,500
          Textron Finl 97-A Nts Cl A                6.050%      3/16/09           506,140            505,469          508,813
          Travelers Mtg Sec Ser 84-1 Z-2           12.000%       3/1/14           366,427            415,322          413,494
          UACSC Auto TR 96-D CL A-1                 5.960%     10/10/00           961,815            960,478          960,478
          Yamaha Mtr Master TR 94-1 CL              6.250%      9/17/01         2,000,000          2,002,597        2,002,597
          Yamaha Mtr Tr D 1995-1 Cl A               6.200%      5/15/03         3,000,000          2,992,500        3,051,940
                                                                                             ----------------   --------------
               Total Long-Term Corporate Debt                                                     61,830,395       62,746,303
                                                                                             ----------------   --------------


POLAROID CORPORATION COMMON STOCK:
          Polaroid Corporation*                                                 7,265,046        231,815,400      135,759,974
                                                                                             ----------------   --------------


                                                                     (Continued)

                                                                      SCHEDULE 1


                        POLAROID RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


          ISSUER                                    RATE      MATURITY        PAR/SHARES           COST           FAIR VALUE
          ------                                    ----      --------        ----------           ----           ----------
LOANS TO PARTICIPANTS:
          2,207 outstanding loans
          (Interest rate 8.75% - 9.5%)                                         12,923,417         12,923,417       12,923,417
                                                                                             ----------------   --------------


OTHER INVESTMENTS:
          Hydro-Quebec GTD DebUS $                  9.000%       3/7/01         1,000,000          1,070,310        1,072,000
          Hydro Quebec MYN Tr 00049                 7.740%      2/26/99           500,000            501,325          501,325
          Hydro Quebec MTN TR 00051                 7.710%      2/26/99         1,000,000          1,003,326        1,003,326
          Israel State NTS                          6.375%     12/15/05           800,000            771,440          778,000
          Midland BK Plc shelf                      7.625%      6/15/06         1,000,000            997,620        1,108,750
          Quebec Prov Cda Mtn #TR 00007             8.690%      2/22/01         2,900,000          3,205,834        3,084,875
                                                                                             ----------------   --------------
               Total Other Investments                                                             7,549,855        7,548,276
                                                                                             ----------------   --------------

POOLED FUNDS:
          Mellon Temp Inv Fund*                                                     1,230              1,230            1,230
          Mellon Cap GTAA Fund*                                                     1,518            164,721          173,711
          Mellon Daily Opening Stock Index Fund*                                  248,108         33,562,586       74,667,077
          Mellon Daily Opening Asset Allocation Fund*                             535,492         58,307,086      114,223,542
          TBC Inc Pooled Employee Funds*                                        7,840,955          7,840,955        7,840,955
                                                                                             ----------------   --------------
               Total Pooled Funds                                                                 99,876,578      196,906,515
                                                                                             ----------------   --------------

MUTUAL FUNDS:
          Fidelity International Growth & Income Fund*                            287,002          5,311,025        6,001,133
          Fidelity Asset Manager*                                                 916,033         14,304,701       15,929,600
          Fidelity Contrafund Fund*                                             1,126,366         44,902,647       63,964,680
          Fidelity Investment Grade Bond Fund*                                  2,075,485         15,004,875       15,337,689
          Fidelity Magellan Fund*                                                 362,098         30,154,732       43,746,491
          Fidelity Retirement Money Market Portfolio*                          28,792,722         28,792,722       28,792,722
          Fidelity Overseas Fund*                                                 305,514          9,502,407       10,991,821
          Fidelity Puritan Fund*                                                1,900,609         31,606,945       38,145,141
          Fidelity Growth & Income Portfolio*                                   1,492,834         44,907,808       68,429,194
          Fidelity Blue Chip Growth Fund*                                       1,422,471         44,329,632       71,677,130
                                                                                             ----------------   --------------
               Total Mutual Funds                                                                268,817,494      363,015,601
                                                                                             ----------------   --------------


               Total Assets Held for Investment Purposes                                     $   728,670,633    $ 824,836,887
                                                                                             ----------------   --------------
                                                                                             ----------------   --------------


*Denotes party-in-interest.


See accompanying auditors' report.

                                                                     SECHEDULE 2


                        POLAROID RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998




   (a) IDENTITY OF PARTY                                                    (c) PURCHASE         (d) SELLING
         INVOLVED                        (b) DESCRIPTION OF ASSET              PRICE                PRICE
----------------------------        -----------------------------------   -----------------   ------------------
Mellon Trust*                       Polaroid Common Stock                 $  23,423,153                  --
Mellon Trust*                       Polaroid Common Stock                           --            20,529,673

Mellon Trust*                       Daily Liquidity Funds                   244,344,190                  --
Mellon Trust*                       Daily Liquidity Funds                           --           241,554,507

Fidelity Investments*               Merganser Money Market                   66,970,474                  --
                                                                                    --            58,444,596

Fidelity Investments*               Fidelity Contrafund                      38,287,710                  --
                                                                                    --            41,844,221

Fidelity Investments*               Fidelity Growth and Income               25,243,269                  --
                                       Portfolio                                    --            24,745,931

Fidelity Investments*               Fidelity Retirement Money                34,806,640                  --
                                       Market Portfolio                             --            32,436,875





                                                             (f) CURRENT
                                                                VALUE
                                                             OF ASSET ON          (g) NET
   (a) IDENTITY OF PARTY                 (e) COST OF         TRANSACTION          GAIN OR
         INVOLVED                           ASSET               DATE               (LOSS)
----------------------------          ------------------  ------------------   ---------------
Mellon Trust*                             23,423,153          23,423,153               --
Mellon Trust*                             22,648,529          20,529,673        (2,118,856)

Mellon Trust*                            244,344,190         244,344,190               --
Mellon Trust*                            241,554,507         241,554,507               --

Fidelity Investments*                     66,970,474          66,970,474               --
                                          58,369,441          58,444,596            75,155

Fidelity Investments*                     38,287,710          38,287,710               --
                                          38,151,760          41,844,221         3,692,461

Fidelity Investments*                     25,243,269          25,243,269               --
                                          20,093,244          24,745,931         4,652,687

Fidelity Investments*                     34,806,640          34,806,640               --
                                          32,436,875          32,436,875               --



*Denotes party-in-interest


See accompanying auditors' report.